                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                        Engineering Measurements Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292 880 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Richard P. Beck
                        Advanced Energy Industries, Inc.
                             1625 Sharp Point Drive
                             Fort Collins, CO 80525
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                          (continued on following page)



                               Page 1 of 15 Pages

------------------------------------------
CUSIP No. 292 880 101                         13D
------------------------------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Advanced Energy Industries, Inc.

        84-0846841
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                 (b)  [ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        N/A
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                             [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                  7    SOLE VOTING POWER

   NUMBER OF           0
                 ----- ---------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            2,534,583
                 ----- ---------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON             0
                 ----- ---------------------------------------------------------
     WITH         10   SHARED DISPOSITIVE POWER

                       2,534,583
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,534,583
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                      [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        60.0%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *
        CO
------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 15 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Advanced Energy Industries, Inc. that it is the beneficial owner of any of the shares of common stock of Engineering Measurements Company referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.       Security and Issuer

              This statement on Schedule 13D relates to the common stock, $.01 par value ("Issuer Stock") of Engineering Measurements Company, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 Diagonal Highway, Longmont, CO 80501.

Item 2.       Identity and Background

              The name of the person filing this statement is Advanced Energy Industries, Inc., a Delaware corporation ("Advanced Energy"). The address of the principal office and place of business of Advanced Energy is 1625 Sharp Point Drive, Fort Collins, Colorado 80525.

              Advanced Energy is a global leader in the development, marketing and support of technology solutions that are critical in the manufacture of semiconductors, data storage products and flat panel displays, as well as in other applications that involve surface modification and process power control. Advanced Energy offers a comprehensive line of technology solutions including power conversion and control systems, process monitoring and control tools, ion-beam sources, dynamic temperature control products and plasma abatement systems.

              Schedule A to this statement sets forth for each of Advanced Energy's directors and executive officers, as of the date of this statement, his
(a) name, (b) residence or business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

              During the past five years, neither Advanced Energy nor, to Advanced Energy's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              During the past five years, neither Advanced Energy nor, to Advanced Energy's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment or decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

              This statement on Schedule 13D relates to the shares of Issuer Stock that are subject to the Voting Agreements (as defined in Item 4). The parties to the Voting Agreements



                               Page 3 of 15 Pages
have entered into such agreements in connection with the Agreement and Plan of Reorganization dated as of July 6, 2000 (the "Agreement"), by and among Advanced Energy, Flow Acquisition Corporation, a Colorado corporation and a wholly owned subsidiary of Advanced Energy ("Merger Sub"), and the Issuer. Pursuant to the Agreement and subject to the conditions set forth in the Agreement, including without limitation approval of the Agreement by the shareholders of the Issuer, Merger Sub will be merged with and into the Issuer (the "Merger"). Each share of Issuer Stock outstanding as of the effective time of the Merger will be converted into the right to receive at least 0.2018 shares of common stock of Advanced Energy (the "Exchange Ratio"). Also at the effective time of the Merger, Advanced Energy will assume any and all options to purchase Issuer Stock that are then outstanding and convert them into options to purchase common stock of Advanced Energy, based on the Exchange Ratio. This summary of the Merger is qualified in its entirety by reference to the Agreement, a copy of which is filed with this statement as Exhibit 2.1 and incorporated herein by reference.

Item 4.       Purpose of Transaction

              This statement on Schedule 13D relates to the 2,534,583 shares of Issuer Stock that are subject to the Voting Agreements, as described below (the "Subject Shares"). The parties to the Voting Agreements have entered into such agreements in connection with the Agreement, pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Advanced Energy. References in this statement on
Schedule 13D to the "Surviving Corporation" are to the Issuer following the effective time of the Merger. Shareholders of the Issuer will become stockholders of Advanced Energy, and Merger Sub will cease to exist following the effective time of the Merger. Each share of Issuer Stock that is outstanding as of the effective time of the Merger will be converted into the right to receive at least 0.2018 shares of common stock of Advanced Energy. Also at the effective time of the Merger, Advanced Energy will assume any and all options to purchase Issuer Stock that are outstanding and convert them into options to purchase common stock of Advanced Energy, based on the Exchange Ratio.

              (a) and (b) The shareholders of the Issuer identified in Schedule B to this statement (the "Shareholders") have entered into voting agreements with Advanced Energy (the "Voting Agreements"), pursuant to which each Shareholder has granted to Advanced Energy, or its nominee, an irrevocable proxy to vote such Shareholder's Subject Shares in favor of the Agreement and against any action or agreement which would impede, interfere with or prevent the Merger. Also pursuant to the Voting Agreements, each Shareholder has agreed not to (i) transfer any of the Subject Shares owned by the Shareholder, except pursuant to the Voting Agreement or the Agreement, or (ii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Subject Shares owned by the Shareholder. The Shareholders have represented to Advanced Energy that the Subject Shares are beneficially owned by the Shareholders. The number of Subject Shares held by each Shareholder is set forth in Schedule B to this statement. As a result of the Voting Agreements, Advanced Energy may be deemed to share with the Shareholders the voting and dispositive power of the Subject Shares. The Voting Agreements will terminate on the earlier to occur of (A) the date upon which the Merger Agreement is terminated in accordance with its terms, and (B) December 31, 2000. This summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting



                               Page 4 of 15 Pages

Agreement filed with this statement as Exhibit 3.1, the contents of which are incorporated herein by reference.

              As a condition to completing the Merger, which condition may be waived by Advanced Energy, the persons identified by the Issuer as "affiliates" of the Issuer (the "Affiliates") must enter into agreements with Advanced Energy (the "Affiliate Agreements"), pursuant to which each of the Affiliates will agree not to sell, transfer or otherwise dispose of, or reduce his, her or its risk with respect to any Issuer Stock (except pursuant to the Merger) or any common stock of Advanced Energy issued to the Affiliate in the Merger, in each case until after Advanced Energy shall have publicly released a report that includes combined financial results of Advanced Energy for a period of at least 30 days of combined operations of Advanced Energy and the Surviving Corporation. This summary of the Affiliate Agreements is qualified in its entirety by reference to the form of Affiliate Agreement filed with this statement as
Exhibit 3.2, the contents of which are incorporated herein by reference. As a result of the Affiliate Agreements, if and when they are executed and delivered to Advanced Energy, Advanced Energy may be deemed to acquire shared dispositive power in respect of the shares of Issuer Stock held by the Affiliates; however, Advanced Energy intends to disclaim beneficial ownership of such shares.

              (c) Not applicable.

              (d) The persons who are officers and directors of Merger Sub immediately prior to the effective time of the Merger shall become the officers and directors, respectively, of the Surviving Corporation. Each of the persons set forth below currently holds the position(s) of Merger Sub set forth opposite his name:

               Name                        Position
               ----                        --------
               Douglas S. Schatz           Chairman of the Board and Director
               James Gentilcore            President, Director
               David K. Smith              Chief Financial Officer, Secretary and Director
               Hollis L. Caswell           Director
               Charles E. Miller           Director

              (e) The Articles of Incorporation of Merger Sub shall become the Articles of Incorporation of the Surviving Corporation. As a result, upon the effectiveness of the Merger, the authorized capitalization of the Issuer will be changed to that of Merger Sub. The authorized capitalization of Merger Sub consists of 1,000 shares of common stock.

              (f) Not applicable.

              (g) Upon the effectiveness of the Merger, the Articles of Incorporation of Merger Sub shall become the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Colorado law and the provisions of such Articles of Incorporation and the bylaws of the Surviving Corporation. Upon the effectiveness of the Merger, the bylaws of Merger Sub shall become the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Colorado law and the provisions of such



                               Page 5 of 15 Pages
bylaws and the Articles of Incorporation of the Surviving Corporation. As a result of the Merger, the Advanced Energy will hold the voting and dispositive power of all of the capital stock of the Surviving Corporation.

              (h) The Issuer Stock will be de-listed from the Nasdaq National Market, following the effective time of the Merger.

              (i) As a result of the Merger, the Issuer Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

              (j) Except as described in this statement, Advanced Energy has no current plan or proposal that relates to, or may result in, any of the matters listed in Item 4(a) through (j) of Schedule 13D; however, Advanced Energy reserves the right to develop and implement other plans or proposals.

Item 5.       Interests in Securities of the Issuer

              (a) and (b) Advanced Energy may be deemed to be the beneficial owner of the 2,534,583 Subject Shares by reason of the Voting Agreements. The Subject Shares constitute approximately 60.0% of the outstanding shares of Issuer stock. Advanced Energy may be deemed to have shared voting and dispositive power in respect of the Subject Shares for the reasons described in
Item 4 of this statement. Advanced Energy does not have any rights in respect of the Subject Shares, other than those granted to it pursuant to the Voting Agreements, and disclaims beneficial ownership of the Subject Shares. To the best of Advanced Energy's knowledge, none of the persons named in Schedule A to this statement beneficially owns any Issuer Stock, except for (i) James Gentilcore who owns 1,000 shares and (ii) Trung Doan who owns 10,000 shares.

              Schedule B to this statement includes with respect to each Shareholder his (i) name, (ii) residence or business address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To Advanced Energy's knowledge, none of the Shareholders has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, during the past five years. To Advanced Energy's knowledge, during the past five years, none of the Shareholders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment or decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Information included in this statement, including information set forth on Schedule B, relating to the Shareholders is based on information that has been provided to Advanced Energy by the Shareholders in the Voting Agreements or by the Issuer. Advanced Energy has not independently verified the truth or accuracy of such information.

              (c) Neither Advanced Energy nor, to the knowledge of Advanced Energy, any person named in Schedule A to this statement has effected any transaction in Issuer Stock during the past 60 days.



                               Page 6 of 15 Pages

              (d) To Advanced Energy's knowledge, based on representations made by the Shareholders to Advanced Energy, the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares set forth opposite their respective names on Schedule B to this statement.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

              To the knowledge of Advanced Energy, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Issuer, other than the Agreement, the Voting Agreements and the Affiliate Agreements.

Item 7.       Materials to Be Filed as Exhibits

              The following documents are filed as exhibits to this statement:

              2.1 Agreement and Plan of Reorganization dated as of July 6, 2000, by and among Advanced Energy, Merger Sub and the Issuer. *

              3.1 Form of Voting Agreement by and between each of the Shareholders and Advanced Energy. *

              3.2 Form of Affiliate Agreement to be entered into by and between each of the Affiliates and Advanced Energy.


----------
* Incorporated by reference to Advanced Energy's Registration Statement on Form S-4, filed on August 14, 2000 (File No. 333-43744).



                               Page 7 of 15 Pages

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September  14, 2000             Advanced Energy Industries, Inc.,
                                        a Delaware corporation



                                        By:  /s/  Douglas S. Schatz
                                           -------------------------------------
                                        Title: Chief Executive Officer and
                                               Chairman of the Board



                               Page 8 of 15 Pages

                                   SCHEDULE A
      Directors and Executive Officers of Advanced Energy Industries, Inc.

Name                                Title, Principal Occupation or Employment and Address
----                                -----------------------------------------------------
Douglas S. Schatz                   Chairman of the Board and Chief Executive Officer of
                                    Advanced Energy Industries, Inc.  The address of Advanced
                                    Energy is 1625 Sharp Point Drive, Fort Collins, Colorado
                                    80525.

Hollis L. Caswell                   President, Chief Operating Officer and Director of Advanced
                                    Energy Industries, Inc.  The address of Advanced Energy is
                                    1625 Sharp Point Drive, Fort Collins, Colorado 80525.

Richard P. Beck                     Senior Vice President, Chief Financial Officer and Director
                                    of Advanced Energy Industries, Inc. The address of Advanced
                                    Energy is 1625 Sharp Point Drive, Fort Collins, Colorado
                                    80525.

Richard A. Scholl                   Senior Vice President and Chief Technology Officer of
                                    Advanced Energy Industries, Inc. The address of Advanced
                                    Energy is 1625 Sharp Point Drive, Fort Collins, Colorado
                                    80525.

James Gentilcore                    Senior Vice President of Advanced Energy Industries, Inc.
                                    and President of Advanced Energy Voorhees, Inc., a wholly
                                    owned subsidiary of Advanced Energy Industries, Inc.  The
                                    address of Advanced Energy Voorhees, Inc. is 1007 Laurel
                                    Oaks Road, Voorhees, NJ 08043.

Joseph Monkowski                    Senior Vice President, Business Development of Advanced
                                    Energy Industries, Inc. The address of Advanced Energy is
                                    1625 Sharp Point Drive, Fort Collins, Colorado 80525.

G. Brent Backman                    Director of Advanced Energy Industries, Inc. The address of
                                    Advanced Energy is 1625 Sharp Point Drive, Fort Collins,
                                    Colorado 80525.

Trung T. Doan                       Director of Advanced Energy Industries, Inc. and Vice
                                    President of Process Development of Micron Technology, Inc.,
                                    a manufacturer of semiconductor memory solutions.    The
                                    address of Micron Technology is 8000 South Federal Way,
                                    Boise, ID 83707-0006.  Mr. Doan also is a director of
                                    Engineering Measurements Company.

Arthur A. Noeth                     Director of Advanced Energy Industries, Inc. The address of
                                    Advanced Energy is 1625 Sharp Point Drive, Fort Collins,
                                    Colorado 80525.



                               Page 9 of 15 Pages

Name                                Title, Principal Occupation or Employment and Address
----                                -----------------------------------------------------
Elwood Spedden                      Director of Advanced Energy Industries, Inc.  Director
                                    Spedden's address is 75075 Inverness Drive, Indian Wells,
                                    CA  92210

Gerald Starek                       Director of Advanced Energy Industries, Inc.  Director
                                    Starek's address is 5604 Chelsea Avenue, La Jolla, CA  92037.

Arthur Zafiropoulo                  Director of Advanced Energy Industries, Inc. and Chief
                                    Executive Officer of Ultratech Stepper, a manufacturer of
                                    philolithography equipment used in the fabrication of
                                    semiconductor devices and thin film heads.  The address of
                                    Ultratech Stepper is 3050 Zanker Road, San Jose, CA 95134.



                              Page 10 of 15 Pages

                                   SCHEDULE B
                     Shareholders Party to Voting Agreements

Shareholder                   Principal Occupation or Employment           Number of Shares
-----------                   ----------------------------------           ----------------
Charles E. Miller     Chief Executive Officer and Chairman of the Board        1,470,304
                      of Engineering Measurements Company.  The address
                      of Engineering Measurements Company is 600
                      Diagonal Highway, Longmont, Colorado 80501.

William A. Ringer     Director of Engineering Measurements Company.  In          111,125
                      May 1999, Mr. Ringer retired from his position as
                      President of Granville-Phillips Company, a
                      supplier of equipment to semiconductor
                      manufacturers. Director Ringer's address is P.O.
                      Box 1018, Wilson, WY 83014.

Saied R. Hosseini     Vice President of Sales of Engineering                      64,250
                      Measurements Company. The address of Engineering
                      Measurements Company is 600 Diagonal Highway,
                      Longmont, Colorado 80501.

David S. Miller       Mr. Miller  is a stockbroker for General                   426,250
                      Securities Corporation. Mr. Miller's business
                      address is 420 E. Armour, N. Kansas City, MO 64166.

Walter Kluck          Director of Engineering Measurements Company and             4,292
                      Chief Executive Officer of Industrial
                      Representatives, Inc., a manufacturers
                      representative for industrial manufacturers,
                      including Engineering Measurements Company.  The
                      address of Industrial Representatives is P.O. Box
                      421, Clifton, NJ  07015.

Thomas G. Miller      Director of Engineering Measurements Company and           448,362
                      Chief Executive Officer of College Park Family
                      Care Center, a multi-specialty medical practice in
                      Overland, KS. The address of College Park Family
                      Care Center is 11725 W. 112th  St., Overland Park,
                      KS   66210.

Trung T. Doan         Director of Engineering Measurements Company and            10,000
                      Vice President of Process Development of Micron
                      Technology, Inc., a manufacturer of semiconductor
                      memory solutions.  The address of Micron
                      Technology is 8000 South Federal Way, Boise, ID
                      83707-0006.  Mr. Doan also is a director of
                      Advanced Energy Industries, Inc.



                              Page 11 of 15 Pages

                                                                     Exhibit 3.2
                        ENGINEERING MEASUREMENTS COMPANY
                           FORM OF AFFILIATE AGREEMENT



_________, 2000

Advanced Energy Industries, Inc.
1625 Sharp Point Drive
Fort Collins, CO  80525

Ladies and Gentlemen:

       This letter agreement (this "Agreement") is being delivered to you in accordance with Section 6.8 of the Agreement and Plan of Reorganization, dated as of July 6, 2000 (the "Merger Agreement"), by and between Engineering Measurements Company, a Colorado corporation ("EMCO"), Flow Acquisition Corporation, a Colorado corporation ("Merger Sub"), and Advanced Energy Industries, Inc., a Delaware corporation ("AE"). The Merger Agreement provides, among other things, that AE will issue shares of AE common stock to the holders of EMCO common stock pursuant to the merger of Merger Sub with and into EMCO (the "Merger"). EMCO will survive the Merger as a wholly owned subsidiary of AE.

       1. The undersigned ("Shareholder") hereby represents, warrants, covenants and agrees as follows:

              (a) Shareholder understands that as of the date of this Agreement, Shareholder may be deemed to be an "affiliate" of EMCO as such term is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the general rules and regulations (the "Rules and Regulations") of the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "Act"), or (ii) used in and for purposes of Accounting Series Releases 130 and 135, as amended, of the Commission (in either such case, an "Affiliate").

              (b) Shareholder shall not make any resale, transfer or other disposition of AE common stock in violation of the Act or the Rules and Regulations.

              (c) Shareholder has carefully read this Agreement and the Merger Agreement and has had an opportunity to discuss with his or her counsel or counsel for EMCO the requirements of such documents and any other applicable limitations upon Shareholder's ability to sell, transfer or otherwise dispose of AE common stock.

              (d) Shareholder has been advised that the issuance of AE common stock to Shareholder pursuant to the Merger has been registered with the Commission under the Act. Shareholder also has been advised that, because (i) at the time the Merger is submitted to a vote of the shareholders of EMCO, Shareholder may be deemed to be an Affiliate of EMCO and (ii) the distribution by Shareholder of AE common stock has not been registered under the Act, Shareholder may not offer to sell, sell, transfer or otherwise dispose of AE common stock issued



                              Page 12 of 15 Pages
to Shareholder in the Merger unless (x) such offer, sale, transfer or other disposition has been registered under the Act or is made in conformity with Rule 145 under the Act, or (y) in the opinion of counsel reasonably acceptable to AE, or pursuant to a "no-action" letter obtained by Shareholder from the Staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

              (e) Shareholder understands that AE will give stop transfer instructions to AE's transfer agent with respect to the AE common stock to be issued to Shareholder in the Merger, that such AE common stock will be issued only in certificated form and that such certificates, or any substitutions therefor, may bear legends to the following effect (together "Legends"):

       "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH SUCH RULE 145 OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933." ("Legend 1")

       "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED __________ 2000, BETWEEN THE HOLDER HEREOF AND ADVANCED ENERGY INDUSTRIES, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ADVANCED ENERGY INDUSTRIES, INC." ("Legend 2")

              (f) Shareholder also understands that unless the transfer by Shareholder of Shareholder's AE common stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, AE reserves the right to place a legend substantially to the following effect on the certificates issued to any transferee:

       "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED FROM A PERSON WHO RECEIVED THESE SECURITIES IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933." ("Transferee Legend")

              (g) It is understood and agreed that, at the request of the record holder of the applicable certificate ("Holder"), AE will cause Legend 1 or the Transferee Legend, as the case may be, to be removed by delivery of substitute certificates without such legend, so long as Holder is not at the time an Affiliate of AE and at least one of the following is applicable:



                              Page 13 of 15 Pages

                     (i) Holder beneficially owns less than 1% of the AE common stock then outstanding and provides a written undertaking, in form satisfactory to AE and its legal counsel, that Holder (A) does not intend to acquire any additional shares of AE common stock before the shares represented by the certificate are sold and (B) will only sell the shares represented by the certificate in "brokers' transactions" (within the meaning of Section 4(4) of the Act) or in transactions directly with a "market maker" (as defined in
Section 3(a)(38) of the Exchange Act);

                     (ii) one year shall have elapsed from the date Shareholder acquired the shares represented by the certificate and the provisions of Rule 145(d)(2) are then available to Holder;

                     (iii) two years shall have elapsed from the date Shareholder acquired the shares represented by the certificate and Holder has not been an Affiliate of AE at any time during the three months prior to the date Holder requests removal of the legend; or

                     (iv) AE has received either (A) an opinion of counsel reasonably acceptable to AE or (B) a copy of a "no-action" letter obtained by Shareholder from the Staff of the Commission, in either case to the effect that the restrictions imposed by Rule 145 under the Act do not at that time apply to Holder.

              (h) It is understood and agreed that, at Shareholder's request, AE will cause Legend 2 to be removed from the certificates by delivery of substitute certificates without such legend, so long as (A) the requirements of Paragraph 1(g) have been met, and (B) the Combined Financial Results Report (as defined below) has been publicly released by AE.

       2. Shareholder understands that implementation of the Merger will be accounted for using the "pooling-of-interests" method and that such treatment for financial accounting purposes is dependent upon the accuracy of certain of the representations and warranties, and the compliance by Shareholder with certain of the covenants and agreements, set forth herein. Accordingly, Shareholder further hereby represents and covenants that Shareholder (a) has not since June 6, 2000, sold transferred or otherwise disposed of, or reduced its risk with respect to any EMCO shares (except pursuant to the Merger) and (b) will not sell, transfer or otherwise dispose of, or reduce its risk with respect to any EMCO shares (except pursuant to the Merger) or any AE common stock issued to Shareholder in the Merger, in each case until after AE shall have publicly released a report (the "Combined Financial Results Report") that includes the combined financial results of AE and EMCO for a period of at least 30 days of combined operations of AE and EMCO. Shareholder understands that stop transfer instructions may be given to the transfer agent of AE in order to prevent any breach of the covenants and agreements made by Shareholder in this Section 2, although such stop transfer instructions will be rescinded upon the publication of the Combined Financial Report.

       3. Shareholder further understands and agrees that the representations, warranties, covenants and agreements of Shareholder set forth herein are for the benefit of AE and EMCO and will be relied upon by such entities and their respective counsel and accountants.



                              Page 14 of 15 Pages

       4. This Agreement will be binding upon and enforceable against administrators, executors, representatives, heirs, legatees and devisees of Shareholder and any pledgees holding EMCO shares or AE common stock issued to Shareholder in the Merger as collateral. If the Merger Agreement is terminated in accordance with its terms prior to completion of the Merger, this Agreement will thereupon automatically be terminated.

       Execution of this letter should not be considered an admission on the Shareholder's part that it is an Affiliate of EMCO as described in Section 1(a) of this Agreement.

                                        Very truly yours,



                                        ----------------------------------------
                                        Name:
                                        Address:




Agreed to and accepted:

ADVANCED ENERGY INDUSTRIES, INC.

BY:
   ---------------------------------------
Name:
Title:



                              Page 15 of 15 Pages